Exhibit 99.1

TITAN MINING CORPORATION

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Unaudited)

TITAN MINING CORPORATION

Condensed Consolidated Interim Statements of Financial Position

(Expressed in thousands of US Dollars - Unaudited)

	Notes	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents		$13,302	$17,484
Trade and other receivables	8	8,125	4,467
Inventories	9	11,744	10,008
Prepaids and deposits	10	2,860	2,938
Other current assets	12	3,511	-
		39,542	34,897
Non-current assets
Mineral properties, plant and equipment	11	40,650	38,990
Right-of-use assets		140	215
Other assets	12	866	866
Total assets		$81,198	$74,968

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$8,360	$7,233
Lease liabilities		106	114
Debt	13a	2,458	6,332
Related party loans	13b	7,518	17,055
Derivative financial instrument – warrants	17b	3,343	-
Current liabilities before derivative financial instrument		21,785	30,734
Derivative financial instrument - special warrants	17b	-	20,717
Total current liabilities		21,785	51,451
Non-current liabilities
Lease liabilities		47	113
Debt	13a	6,564	2,777
Related party loans	13b	9,555	-
Reclamation and remediation provision	16	17,428	16,843
Total liabilities		55,379	71,184
Shareholders’ equity
Equity attributable to shareholders of the Company
Share capital	17	90,567	60,548
Reserves		5,072	5,093
Deficit		(69,820)	(61,857)
Total equity		25,819	3,784
Total liabilities and shareholders’ equity		$81,198	$74,968

Nature of operations and going concern (Note 1)

Approved by the Board on August 11, 2026:

“Lenard Boggio” ,	Audit Committee Chair	“Rita Adiani” ,	Director

The notes form an integral part of these consolidated financial statements.

TITAN MINING CORPORATION

Condensed Consolidated Interim Statements of Income (Loss) and Other Comprehensive Income (Loss)

(Expressed in thousands of US Dollars, except per share amounts - Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2026	2025	2026	2025
Revenue	5	$25,704	$16,344	$45,300	$32,359
Cost of Sales	6	(14,322)	(14,296)	(28,288)	(27,923)
Income from mine operations		11,382	2,048	17,012	4,436

General and administration expenses	7a	(2,408)	(845)	(4,743)	(1,828)
Exploration and evaluation expenses	7b	(914)	(534)	(1,469)	(922)
Graphite project expenses	7c	(871)	-	(1,776)	-
Graphite feasibility study	7d	(3,926)	-	(5,291)	-
Interest and other finance expenses	15	(516)	(582)	(1,032)	(1,275)
Accretion expense	16	(86)	(82)	(167)	(169)
Interest income		90	115	189	204
Foreign exchange gain		598	40	446	57
Other income		15	41	45	52
Gain on loan modification		-	338	-	338
Gain (loss) on derivative financial instrument	17b	2,699	-	(10,493)	-
		(5,319)	(1,509)	(24,291)	(3,543)
Net income (loss) before tax		6,063	539	(7,279)	893
Current tax expense		(656)	-	(684)	-
Net income (loss)		$5,407	539	(7,963)	893
Items that may be reclassified to profit or loss
Unrealized loss on translation to reporting currency		(594)	(56)	(431)	(73)
Comprehensive income (loss)		$4,813	483	$(8,394)	$820

Earnings (loss) per share
Basic (1)		$0.06	$0.00	$(0.08)	$0.01
Diluted (1)		$0.05	$0.00	$(0.08)	$0.01

Weighted average shares outstanding (in ’000) Basic (1)		98,376	90,911	97,042	90,911
Diluted (1)		112,979	90,911	97,042	90,911

(1)	Share amounts and earnings per share have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

The notes form an integral part of these consolidated financial statements.

TITAN MINING CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in thousands of US Dollars - Unaudited)

		Share capital		Reserves
	Notes	Number (1) (’000s)	Amount	Share options and warrants	Currency translation adjustment	Total	Deficit	Total equity

Balance, January 1, 2026		91,616	$60,548	$10,463	$(5,370)	$5,093	$(61,857)	$3,784
Share based compensation	17c	-	-	448	-	448	-	448
Options exercised		177	113	(38)	-	(38)	-	75
Issuance of shares – ATM program net of issuance costs	17a	520	2,039	-	-	-	-	2,039
Special warrant exercised	17b	6,667	27,867	-	-	-	-	27,867
Comprehensive loss		-	-	-	(431)	(431)	(7,963)	(8,394)
Balance, June 30, 2026		98,980	$90,567	$10,873	$(5,801)	$5,072	$(69,820)	$25,819

Balance, January 1, 2025		90,911	$59,813	$10,253	$(5,282)	$4,971	$(61,781)	$3,003
Share based compensation		-	-	206	-	206	-	206
Comprehensive income (loss)		-	-	-	(73)	(73)	893	820
Balance, June 30, 2025		90,911	$59,813	$10,459	$(5,355)	$5,104	$(60,888)	$4,029

(1)	Share and per share amounts have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

The notes form an integral part of these consolidated financial statements.

TITAN MINING CORPORATION

Condensed Consolidated Interim Statement of Cash Flows

(Expressed in thousands of US dollars - Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2026	2025	2026	2025
Operating activities
Net income (loss) for the period before tax		$6,063	$539	$(7,279)	$893
Accretion expense	16	86	82	167	169
Amortization of borrowing costs		-	22	-	83
Depreciation and depletion of mineral property, plant and equipment	11	1,250	1,541	2,293	3,047
Depreciation of right-of-use assets		12	19	40	34
Gain on loan modification	13b	-	(338)	-	(338)
Loss (gain) on fair value of derivative financial instrument	17b	(2,699)	-	10,493	-
Interest and accretion on debt	13a,b	516	465	1,032	1,024
Interest expense on lease liabilities		4	4	9	7
Stock-based compensation	17c	227	78	448	206
Unrealized foreign exchange gain		(581)	(49)	(421)	(72)
		4,878	2,363	6,782	5,053
Changes in non-cash working capital
Trade and other receivables	8	(3,500)	468	(3,658)	175
Inventories	9	(891)	(540)	(1,943)	(1,496)
Prepaid and deposits	10	312	(653)	42	(1,396)
Other current assets	12	(1,054)	-	(3,511)	-
Accounts payable and accrued liabilities		516	181	504	(314)
Net cash generated (used) in operating activities		261	1,819	(1,784)	2,022
Financing activities
Advances from credit agreement with EXIM		-	-	878	-
Debt interest payments	13a,b	(496)	(544)	(967)	(904)
Payment of lease liabilities		(29)	(22)	(61)	(40)
Repayment of equipment facility	13a	(544)	-	(907)	-
Proceeds from sale of shares – ATM program	17a	2,039	-	2,039	-
Proceeds from options exercised	17c	72	-	75	-
Advances from development agencies	13a	-	2,000	-	2,000
Repayment of loans from development agencies	13a	(40)	-	(70)	-
Payment of transaction costs	13a	-	-	-	18
Advance on equipment facility	13a	-	547	-	3,441
Repayment of credit facility	13a	-	(5,000)	-	(5,000)
Net cash generated (used) by financing activities		1,002	(3,019)	987	(485)
Investing activities
Additions to mineral properties, plant and equipment	11	(1,777)	(2,834)	(3,385)	(3,558)
Net cash used by investing activities		(1,777)	(2,834)	(3,385)	(3,558)
Effect of foreign exchange on cash and cash equivalents		-	(7)	-	-
Increase (decrease) in cash and cash equivalents		(514)	(4,041)	(4,182)	(2,021)
Cash and cash equivalents, beginning of period		13,816	12,183	17,484	10,163
Cash and cash equivalents, end of period		$13,302	$8,142	$13,302	$8,142

The notes form an integral part of these consolidated financial statements.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in thousands of US Dollars, unless otherwise indicated - Unaudited)

1.	NATURE OF OPERATIONS

Titan Mining Corporation (“Titan” or the “Company”) was incorporated on October 15, 2012 under the laws of British Columbia and is a natural resources company engaged in the acquisition, exploration, development of mineral properties and ultimately the production and sale of zinc concentrate and natural flake graphite. The Company holds a 100% indirect ownership interest in the Empire State Mines in Northern New York State, United States.

The Company’s common shares are listed on the Toronto Stock Exchange and trade under the symbol “TI.TO” and on the NYSE American, trading under the symbol “TII”.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of operations.

2.	BASIS OF PRESENTATION

a)	Overview

The Company prepares its annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements (“Interim Financial Statements”) have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). Certain comparatives have been reclassified for comparability with the current presentation.

b)	Basis of presentation

These Interim Financial Statements do not include all of the information required for full IFRS financial statements and therefore should be read in conjunction with the Company’s most recent audited consolidated financial statements for the year ended December 31, 2025 (the “Annual Financial Statements”).

The accounting policies and methods of application used in the preparation of these Interim Financial Statements are the same as those applied in the Company’s Annual Financial Statements.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS AND STANDARDS ISSUED BUT NOT YET ADOPTED

a)	Adoption of new standards

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the IASB issued amendments to update the classification and measurement requirements in IFRS 9 and related disclosure requirements in IFRS 7 as follows:

●	Clarified the recognition and derecognition date of certain financial assets and liabilities and amended the requirements related to settling financial liabilities using an electronic payment system.

●	Clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criteria.

●	New disclosures for certain instruments with contractual terms that can change cash flows (including instruments with features linked to environmental, social and corporate governance targets).

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in thousands of US Dollars, unless otherwise indicated - Unaudited)

3.	ADOPTION OF NEW ACCOUNTING STANDARDS AND STANDARDS ISSUED BUT NOT YET ADOPTED (continued)

●	Additional disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.

●	Amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

Effective January 1, 2026, the Company adopted the amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures. The adoption of these amendments did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

b)	Standards issued but not yet adopted

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements (“IFRS 18”), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented in three codefined categories (operating, investing and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to income statement disclosure are provided (“management-defined performance measures”), such as certain non-GAAP measures, IFRS 18 requires additional disclosure around those management-defined performance measures in the financial statements. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 does not affect the recognition and measurement of items in the financial statements, nor does it affect which items are classified in other comprehensive income and how these items are classified.

The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard on its financial statements but has not yet adopted it.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses, during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The Company’s interim results are not necessarily indicative of its results for a full year. The significant accounting policy judgments and areas of estimation uncertainty that applied in the preparation of these Interim Financial Statements are consistent with those applied and disclosed in Note 5 of the Annual Financial Statements.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in thousands of US Dollars, unless otherwise indicated - Unaudited)

5.	REVENUE

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Zinc concentrate sales	$27,033	$19,179	$47,495	$39,266
Zinc concentrate provisional pricing adjustments – prior year	-	-	586	(2,325)
Zinc concentrate provisional pricing adjustments – current year	811	(1,163)	1,001	(946)
Smelting and refining charges	(2,140)	(1,672)	(3,782)	(3,636)
Revenue	$25,704	$16,344	$45,300	$32,359

Zinc concentrate pricing consists of provisional and final pricing adjustments. During the three and six months ended June 30, 2026, the Company recognized a gain of approximately $nil and $586, respectively (2025 - $nil and loss of $2,325, respectively) related to the finalization of zinc concentrate sales that were delivered in the prior year. These amounts represent revenue recognized in the current period relating to performance obligations satisfied in prior periods.

6.	COST OF SALES

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Operating expenses	$12,125	$11,707	$24,345	$22,984
Transportation costs	1,074	983	1,926	1,911
Depreciation	1,250	1,541	2,293	3,047
Change in inventory	(127)	65	(276)	(19)
Cost of sales	$14,322	$14,296	$28,288	$27,923

7.	OTHER OPERATING EXPENSES

a)	General and administration expenses

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Salaries and benefits	$614	$484	$1,291	$980
Share-based compensation	151	71	320	187
Office and administration	498	161	1,121	383
Professional fees	908	140	1,534	301
Other expenses	237	(11)	477	(23)
	$2,408	$845	$4,743	$1,828

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in thousands of US Dollars, unless otherwise indicated - Unaudited)

7.	OTHER OPERATING EXPENSES (continued)

b)	Exploration and evaluation expenses

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Salaries and benefits	$209	$169	$398	$332
Assay and analyses	52	68	94	75
Contractor and consultants	574	294	808	406
Supplies	24	(9)	44	45
Other	55	12	125	64
	$914	$534	$1,469	$922

c)	Graphite project expenses

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Salaries and benefits	$270	$-	$502	$-
Assay and analyses	8	-	9	-
Contractor and consultants	464	-	935	-
Supplies	92	-	274	-
Other	37	-	56	-
	$871	$-	$1,776	$-

Graphite project expenses primarily relate to costs incurred in advancing and operating the Company’s graphite demonstration facility.

d)	Graphite feasibility study

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Resource drilling	$193	$-	$700	$-
Geotechnical and hydrogeology drilling and modeling	421	-	926	-
Permitting	295	-	411	-
Engineering studies	3,017	-	3,254	-
	$3,926	$-	$5,291	$-

Graphite feasibility study expenses include all drilling, metallurgical test work, permitting, engineering and other work required to complete the feasibility study and determine the project’s technical feasibility and commercial viability.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in thousands of US Dollars, unless otherwise indicated - Unaudited)

8.	TRADE AND OTHER RECEIVABLES

	As at June 30,	As at December 31,
	2026	2025
Trade receivables	$8,094	$4,417
GST receivable	31	32
Other	-	18
	$8,125	$4,467

9.	INVENTORIES

	As at June 30,	As at December 31,
	2026	2025
Ore in stockpiles	$95	$67
Concentrate stockpiles	278	30
Materials and supplies	11,371	9,911
	$11,744	$10,008

10.	PREPAID AND DEPOSITS

	As at June 30,	As at December 31,
	2026	2025
Insurance	$843	$1,144
Debt issuance cost	622	599
Advances to suppliers	1,278	1,115
Other prepaids	117	80
	$2,860	$2,938

Advances to suppliers include $667 (December 31, 2025 - $799) related to the acquisition of property, plant and equipment, and $384 (December 31, 2025 - $nil) for services associated with the Company’s feasibility study.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in thousands of US Dollars, unless otherwise indicated - Unaudited)

11.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Plant and equipment	Land	Construction in progress	Total
Cost
As at January 1, 2025	$50,020	$41,382	$1,135	$960	$93,497
Additions	-	-	6	12,732	12,738
Transfer to plant and equipment	-	4,320	-	(4,320)	-
Write-down of plant and equipment	-	(224)	-	-	(224)
Change in reclamation and remediation provision	-	1,069	-	-	1,069
As at December 31, 2025	$50,020	$46,547	$1,141	$9,372	$107,080
Additions	274	902	172	2,187	3,535
Transfer to plant and equipment and mineral property	409	7,614	-	(8,023)	-
Write-down of plant and equipment	-	(557)	-	-	(557)
Change in reclamation and remediation provision	-	418	-	-	418
As at June 30, 2026	$50,703	$54,924	$1,313	$3,536	$110,476

	Mineral properties	Plant and equipment	Land	Construction in progress	Total
Accumulated depreciation
As at January 1, 2025	$29,558	$33,636	$-	$-	$63,194
Depreciation and depletion	1,719	3,401	-	-	5,120
Write-down of plant and equipment	-	(224)	-	-	(224)
As at December 31, 2025	$31,277	$36,813	$-	$-	$68,090
Depreciation and depletion	783	1,510	-	-	2,293
Write-down of plant and equipment	-	(557)	-	-	(557)
As at June 30, 2026	$32,060	$37,766	$-	$-	$69,826

Net book value at December 31, 2025	$18,743	$9,734	$1,141	$9,372	$38,990
Net book value at June 30, 2026	$18,643	$17,158	$1,313	$3,536	$40,650

12.	OTHER ASSETS

	As at June 30,	As at December 31,
	2026	2025
Reclamation deposit	$866	$866
Margin deposit – forward pricing	3,511	-
	$4,377	$866
Current	$3,511	$-
Non-Current	$866	$866

The reclamation deposit relates to a surety bond to provide security on the Company’s remediation obligations.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in thousands of US Dollars, unless otherwise indicated - Unaudited)

12.	OTHER ASSETS (continued)

On December 23, 2025, the Company amended the forward pricing terms of its sales contract. Under these terms, the Company may, upon written notice and mutual agreement, fix the price of payable zinc for specified monthly quantities (“quotas”) within the 2026 calendar year by reference to prevailing prices quoted on the London Metal Exchange.

As a condition to forward pricing, the Company is required to provide a cash deposit calculated as approximately 20% of the prevailing zinc price multiplied by the quantity of payable metal subject to pricing. The deposit serves as collateral supporting the Company’s obligations under the forward pricing arrangement.

13.	DEBT

a)	Third party debt

	Equip. Facility (i)	Local develop. agencies (ii)	EXIM Bank Tranche-1 (iii)	EXIM Bank Tranche-2 (iii)	Credit Facility (iv)	Total third-party debt
Balance January 1, 2025	$-	$-	$-	$-	$10,058	$10,058
Advances	4,732	2,000	4,562	-	-	11,294
Repayment of debt	(1,649)	(53)	-	-	(10,170)	(11,872)
Interest	149	55	57	-	642	903
Exposure fee	-	-	(257)	-	-	(257)
Interest payment	(182)	(55)	(63)	-	(530)	(830)
Amortization of transaction costs	-	-	(187)	-	-	(187)
As at December 31, 2025	$3,050	$1,947	$4,112	$-	$-	$9,109
Advances	-	-	343	589	-	932
Repayment of debt	(907)	(70)	-	-	-	(977)
Interest	90	47	175	14	-	326
Exposure fee	-	-	(19)	(35)	-	(54)
Interest payment	(65)	(40)	(151)	(23)	-	(279)
Amortization of transaction costs	-	-	(14)	(21)	-	(35)
As at June 30, 2026	$2,168	$1,884	$4,446	$524	$-	$9,022

Current	$2,168	$290	$-	$-	$-	$2,458
Non- current	$-	$1,594	$4,446	$524	$-	$6,564

i)	Equipment Facility

On December 31, 2024, the Company entered into an equipment facility loan agreement (“Equipment Facility”) with Glencore Ltd., to purchase certain capital equipment for use at the Company’s Empire State Mine, up to a combined maximum amount of $4,800 of which Glencore advanced $4,732 before August 31, 2025 (availability period). The Equipment Facility bears interest at a monthly rate of SOFR plus 2%, with interest payable monthly. Principal payments are payable in equal monthly installments until the maturity date of the Equipment Facility, on May 31, 2027.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in thousands of US Dollars, unless otherwise indicated - Unaudited)

13.	DEBT (continued)

ii)	Local development agencies

On May 16, 2025, the Company entered into loan agreements with two different development agencies: the Development Authority of the North County for $500 and the St Lawrence County Industrial Development Agency for $1,500; with the purpose of acquiring equipment for its commercial demonstration facility related to the development of its natural flake graphite project.

The loan agreements have a 10-year term with a maturity date on September 1, 2035. Under the terms of the agreements the Company is required to make interest-only payment for the first three months following the initial draw and subsequent payments of principal plus interest for the remaining duration of the loan. The loan agreements bear interest at an annual rate of 4.75% and are secured by the equipment purchased for this project.

iii)	EXIM Bank Credit Agreement

On July 21, 2025, the Company’s wholly owned subsidiary, Empire State Mines, LLC (“ESM”), entered into a credit agreement with the Export-Import Bank of the United States (“EXIM”) for a secured term loan of up to $15,788 (the “EXIM Facility – Tranche-1”). Proceeds from the EXIM Facility – Tranche-1 will be used to pay for capital expenditures previously incurred at the ESM operations and to support ongoing infrastructure and expansion initiatives at ESM. The drawdown of the EXIM Facility – Tranche-1 is available until December 30, 2026. As at June 30, 2026, the Company had drawn $4,905.

On December 23, 2025 ESM entered into the first amendment with EXIM to include a second tranche (the “EXIM Facility – Tranche-2”) for an additional $5,474 which will be used for resource drilling, metallurgical test work, and engineering programs necessary to complete the Kilbourne Feasibility Study. The drawdown of the EXIM Facility – Tranche-2 is available until September 30, 2026. As at June 30, 2026, the Company had drawn $589. Subsequent to quarter-end, the Company drew an additional $1,428.

On April 30, 2026, the Company entered into the second amendment to the EXIM Facility to modify the definition of “Consolidated Adjusted EBITDA” to permit the add-back of non-cash losses and the deduction of non-cash gains arising from changes in the fair value of liability-classified derivative financial instruments.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in thousands of US Dollars, unless otherwise indicated - Unaudited)

13.	DEBT (continued)

The terms of each Tranche are as follows:

	Tranche-1	Tranche-2
Availability to be drawn in multiple tranches	Up to December 30, 2026	Up to September 30, 2026

Maturity	September 30, 2032

Interest rate	4.95%	4.70%

Interest payment date	Commencing December 30, 2025, and continuing on a quarterly basis on March 30, June 30, September 30, and December 30 of each year.	Commencing March 30, 2026, and continuing on a quarterly basis on March 30, June 30, September 30, and December 30 of each year.

Exposure fee applied to each drawdown amount and deducted from the loan proceeds	5.9721%	6.2995%

Commitment fee payable quarterly on the undrawn portion of the facility with payment beginning December 30, 2025.	0.5% per annum, commencing on August 18, 2025, and continuing until the earlier of the final drawdown or December 30, 2026.	0.5% per annum, commencing on December 30, 2025, and continuing until the earlier of the final drawdown or September 30, 2026.

Maturity on September 30, 2032 with principal being paid in 20 equal quarterly instalments beginning on December 30, 2027	Installments of $783	Installments of $274

●	Security provided for the EXIM Facility – Tranche-1 and the EXIM Facility – Tranche-2 (together the “EXIM Facility”) include a first-ranking general security interest over assets purchased with EXIM Facility proceeds and the related property interests.

●	The EXIM Facility is subject to certain financial covenants, as follows:

○	Minimum Liquidity: the Company must maintain a minimum cash balance of $475 for each fiscal quarter ending on or prior to September 30, 2027 and $3,700 for each fiscal quarter ending thereafter up to the maturity date of the EXIM Facility.

○	Leverage ratio: Consolidated Total Indebtedness to Consolidated Adjusted EBITDA not to exceed 3.0 to 1.0 for fiscal quarters ending on or prior to December 31, 2026 and 2.5 to 1.0 for each fiscal quarter ending thereafter up to the maturity date of the EXIM Facility.

○	Fixed charge coverage ratio: Consolidated Adjusted EBITDA (adjusted for cash taxes paid and certain capital expenditures) to Consolidated Fixed Charges not less than 1.5 to 1.0 for fiscal quarters ending March 31, 2027 and each fiscal quarter ending thereafter up to the maturity date of the EXIM Facility.

As at December 31, 2025, the Company was not in compliance with certain financial covenants under the EXIM Facility as a result of a non-cash fair value adjustment related to the derivative financial instrument associated with the special warrants (Note 17b), which resulted in the outstanding borrowings of $4,112 to have been reclassified as current liabilities. As at June 30, 2026, the Company was in compliance with all financial covenants under the EXIM Facility.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in thousands of US Dollars, unless otherwise indicated - Unaudited)

13.	DEBT (continued)

As at June 30, 2026 the undrawn amount for EXIM Facility – Tranche-1 was $10,883 and for EXIM Facility – Tranche-2 was $4,885.

iv)	Credit Facility

On June 6, 2022, the Company entered into a secured credit facility of $40,000 with National Bank of Canada. The facility bore interest at SOFR plus 2.25% or the bank’s base rate plus 1.25% and was secured by a general charge over the Company’s assets. The Credit Facility was used to finance working capital and general corporate purposes.

The facility was subject to certain financial covenants during its term, with which the Company remained in compliance.

On December 23, 2025, the Company fully repaid the outstanding balance and the Credit Facility was extinguished.

A guarantee for the Credit Facility was provided by a company controlled by Titan’s Executive Chairman, with a guarantee fee of 1.125% per annum. The Company recognized a guarantee fee expense of $86 for the year ended December 31, 2025.

b)	Related party debt

	Related Party Promissory Note (i)	Related Party Loans (ii)	Total related party debt
Balance January 1, 2025	$5,523	$16,500	$22,023
Gain in loan modification	(322)	-	(322)
Interest	669	586	1,255
Payment of loan	(5,000)	-	(5,000)
Interest payment	(954)	-	(954)
Amortization of deferred charges	84	-	84
Amortization of transaction costs	-	(31)	(31)
As at December 31, 2025	$-	$17,055	$17,055
Interest	-	706	706
Interest payment	-	(688)	(688)
As at June 30, 2026	$-	$17,073	$17,073
Current	$-	$7,518	$7,518
Non-current	$-	$9,555	$9,555

i)	Related Party Promissory Note

On April 30, 2025, the Company amended the terms of the Promissory Note to extend its maturity from May 1, 2025 to November 1, 2025, resulting in a gain on loan modification of $338 recognized in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), with all other terms remaining unchanged. On August 29, 2025, the Company fully repaid the Related Party Promissory Note, including $5,000 of principal and $954 of interest and recognized an expense of $16 in the Statements of Income (Loss) and Comprehensive Income (Loss).

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in thousands of US Dollars, unless otherwise indicated - Unaudited)

13.	DEBT (continued)

ii)	Related Party Loan

On July 21, 2025, the Company entered into an agreement with Augusta Investments Inc. (“Augusta Investments”), a company controlled by Titan’s Executive Chairman, to formalize the terms of three previously advanced loans totaling $16,500.

The loan bears interest at 8% per annum, with interest capitalized from July 21, 2025, to December 31, 2025, and payable monthly in cash thereafter.

Principal repayments are scheduled as follows:

○	$7,500 on December 31, 2026

○	$5,000 on December 31, 2027

○	$4,000 plus capitalized interest of $633 on December 31, 2028

Upon formalizing the terms, the previously advanced amounts were considered extinguished and replaced by a new loan recognized at fair value. As a result, the continuity of the loan balance reflects both the extinguishment of the original advances and the recognition of the new loan.

The Related Party Loan is subordinated to the EXIM Facility under a subordination agreement and is secured by a second-ranking general security interest over all present and after-acquired property of the Company. As a result of the covenant non-compliance described in Note 13(a)(iii), cross-default provisions were triggered and the outstanding balance of $17,055 was classified as a current liability as at December 31, 2025. On March 18, 2026, Augusta Investments provided a waiver for the cross-default, to defer until February 2, 2029, the right to accelerate prepayment of any indebtedness due to the EXIM cross default. As at June 30, 2026 the Company was in compliance with the EXIM facility and no cross-default provisions were triggered with the Related Party Loan.

This arrangement constitutes a related party transaction as defined under IAS 24 – Related Party Disclosures, due to the control of Augusta Investments by a member of the Company’s key management personnel. The transaction was reviewed and approved by the Company’s Board of Directors, with the related party abstaining from voting.

14.	RELATED PARTY TRANSACTIONS

a)	Management company

On October 26, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various services with other companies related by virtue of certain directors and management in common. A management company equally owned by each company party to the arrangement pays for these shared expenses as agent for the Company and the other companies. These costs incurred by the management company as agent are allocated and funded by the shareholders of the management company based on time incurred and use of services and goods.

The management company recovers its costs incurred in managing expenses and procuring goods and services on behalf of the Company without a markup. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments as of June 30, 2026 was approximately $172 (December 31, 2025 -C$340) over the course of the remaining term of the office space lease.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in thousands of US Dollars, unless otherwise indicated - Unaudited)

14.	RELATED PARTY TRANSACTIONS (continued)

The Company was charged for the following with respect to this arrangement during the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Salaries and benefits	$190	$118	$407	$194
Office and other	60	43	156	78
Marketing and travel	5	3	11	6
	$255	$164	$574	$278

b)	Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, Chief Executive Officer, President, Chief Financial Officer and Directors.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Salaries and benefits	$110	$138	$236	$245
Consulting fees	195	150	370	309
Share-based compensation	119	65	264	172
Directors’ fees (1)	54	54	109	109
	$478	$407	$979	$835

(1)	Certain of the prior period’s figures have been reclassified to conform to the presentation in the current period. The reclassifications were primarily the grouping and disaggregation of immaterial balances.

c)	Related party balances

The following amounts include all the related party balances outstanding as at June 30, 2026, and December 31, 2025:

	As at June 30,	As at December 31,
	2026	2025
Salaries and benefits payable	$387	$659
Consulting fees payable	-	377
	$387	$1,036

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in thousands of US Dollars, unless otherwise indicated - Unaudited)

15.	INTEREST AND OTHER FINANCE EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Interest	$520	$468	$1,032	$1,026
Finance fees	-	28	-	57
Other	(4)	86	-	108
Amortization of deferred charges	-	-	-	84
	$516	$582	$1,032	$1,275

16.	RECLAMATION AND REMEDIATION PROVISION

	As at June 30,	As at December 31,
	2026	2025
Balance, beginning of period	$16,843	$15,447
Accretion	167	327
Change in estimates	418	1,069
Balance at the end of the period	$17,428	$16,843

Although the ultimate amounts for future site reclamation and remediation are uncertain, the best estimate of these obligations was based on information available, including current legislation, third-party estimates and management estimates. The amounts and timing of the mine closure obligations will vary depending on several factors including future operations and the ultimate life of the Empire State Mine, future economic conditions, and changes in applicable environmental regulations.

At June 30, 2026, the total inflated and undiscounted amount for the estimated future cash flows was $23,563 (December 31, 2025 – $23,366), with the end of mine life being 2031 (December 31, 2025 – 2031). Further, the estimated future non-inflated cash flows have been discounted using the US Treasury real rate adjusted for years of expected closure expenditure of 2.70% (December 31, 2025 – 2.58%). The impact of these changes in estimate is included in the table above.

17.	SHARE CAPITAL AND RESERVES

a)	Authorized capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. At June 30, 2026, the Company had 98,980,326 (December 31, 2025 – 91,616,438) common shares issued and outstanding.

On November 3, 2025, the Company completed a share consolidation on the basis of one post-consolidation common share for every one and a half pre-consolidation common shares outstanding. All previously reported common share, stock option, warrants and earnings per share amounts have been retrospectively restated in these condensed financial statements to reflect the 1.5:1 share consolidation, unless otherwise noted.

During the year ended December 31, 2025, the Company issued 705,372 (December 31, 2024, nil) shares as result of 958,887 options that were exercised for gross proceeds of $252.

On February 4, 2026, the special warrants of the Company were exercised (see note 17b) and as result, 6,666,666 common shares of the Company were issued.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in thousands of US Dollars, unless otherwise indicated - Unaudited)

17.	SHARE CAPITAL AND RESERVES (continued)

On June 26, 2026, the Company completed its first equity financing under its At-the-Market (“ATM”) Program by issuing 520,000 common shares for gross proceeds of $2,091. The broker received a commission of $52, resulting in net proceeds to the Company of $2,039.

During the six months ended June 30, 2026, the Company issued 177,223 shares (six months ended June 30, 2025, nil), as result of stock options that were exercised for proceeds of $75.

b)	Derivative financial instrument - special warrants

On December 16, 2025, the Company completed a private placement for 6,666,666 Special Warrants at a subscription price of $2.25 per Special Warrant for gross proceeds of $15,000. The Special Warrants were issued on December 18, 2025.

Each Special Warrant entitled the holder, for no additional consideration and upon the satisfaction of certain conditions, to receive:

●	one common share in the capital of the Company;

●	one half of one transferable common share purchase warrant (each full warrant a “Class A Warrant”), with each Class A Warrant having an exercise price of $3.04 per common share with a term of 36 months from the date of issuance; and

●	one half of one transferable common share purchase warrant (each full warrant a “Class B Warrant”), with each Class B Warrant having an exercise price of $3.71 per common share with a term of 36 months from the date of issuance.

The classification of the Special Warrants was affected by the delivery of the Class A & B Warrants, which themselves are liability classified. These are liability classified as the functional currency of the Company is Canadian dollars. Further, if the holder of the transferable Class A & B Warrants is a U.S. subscriber and there is no effective registration statement or current prospectus available for the issuance or resale of the warrant shares by the Holder, the Holder may exercise the Class A & B Warrants by means of a cashless exercise. For these reasons the Special Warrants were liability classified as current derivative financial instruments and measured at fair value through profit or loss

The Company has an Acceleration Right for the Class A & B Warrants, where if the closing price of the Company’s common shares on the New York Stock Exchange is greater than $4.56 (Class A Warrants) / $5.57 (Class B Warrants) per common share for fifteen trading days within thirty calendar days, it shall be entitled to accelerate the termination date to thirty days following the date of such acceleration.

The Special Warrants were initially valued at $20,820, with the day one loss of $5,819 being deferred and recognized over the Special Warrant term. During the year ended December 31, 2025, an increase in the fair value of the Special Warrants of $5,717 was recognized, with a fair value loss of $5,199 being unrecognized. The Special Warrants were valued using a Monte Carlo valuation approach, as follows:

●	Common Shares were valued at market; and

●	The Class A & B Warrants were valued using a Monte Carlo simulation.

In connection with the offering, the Company incurred transaction costs of $965, these being recognized in the Consolidated Statements of Income (Loss) and Other Comprehensive Income (Loss) in the year ended December 31, 2025.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in thousands of US Dollars, unless otherwise indicated - Unaudited)

17.	SHARE CAPITAL AND RESERVES (continued)

As at December 31, 2025, the fair value of the Class A & B Warrants were estimated using the following assumptions:

	December 18, 2025		December 31, 2025
	Class A	Class B	Class A	Class B
Exercise price	3.04	3.71	3.04	3.71
Share price	2.44	2.44	2.96	2.96
Acceleration right	33.54%	23.39%	45.3%	32.03%
Volatility	60%
Term (years)	3 years		2.96 years
Risk-free rate	3.50%		3.55%

On February 4, 2026 the Special Warrants were converted into 6,666,666 common shares of the Company and 3,333,333 Class A & B Warrants. Upon conversion, the Special Warrants liability was derecognized and allocated between share capital and the derivative financial liabilities associated with the Class A and Class B Warrants based on their relative fair values at the date of conversion, which was estimated as follows: $27,867 attributable to common shares, $5,448 to the Class A Warrants, and $4,973 to the Class B Warrants. Accordingly, $27,867 was recognized in share capital and $10,421 was recognized as a derivative financial instrument – warrants liability.

In addition, the Company recognized a fair value loss in the period from January 1, 2026 to February 4, 2026 of $12,371 reflecting the increase in the fair value of the Special Warrants prior to conversion. The remaining deferred day-one loss associated with the Special Warrants of $5,199 was fully recognized in profit or loss upon conversion. As at June 30, 2026, the Class A and Class B Warrants were remeasured at fair value, using the following assumptions:

	June 30, 2026
	Class A	Class B
Exercise price	3.04	3.71
Share price	2.19	2.19
Acceleration right	24.38%	16.13%
Term (years)	2.46	2.46
Volatility	60%
Risk-free rate	4.14%

The fair value of the Class A and Class B warrants resulted in valuations of $1,834 and $1,509, respectively. The fair value of the warrants liability at June 30, 2026 was $3,343. During the three and six months ended June 30, 2026, the Company recognized a fair value gain of $2,699 and $7,078, respectively (three and six months ended June 30, 2025 $nil), reflecting the decrease in the fair value of the warrant liabilities.

	Special Warrant	Equity	Warrant	Fair Value Loss / (Gain)
Balance as at December 31, 2025	$20,717	$-	$-	$-
Fair value adjustment as at February 4, 2026	17,571	-	-	17,571
Special warrants exercised	(38,288)	27,867	10,421	-
Fair value adjustment as at June 30, 2026	-	-	(7,078)	(7,078)
Total	$-	$27,867	$3,343	$10,493

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in thousands of US Dollars, unless otherwise indicated - Unaudited)

17.	SHARE CAPITAL AND RESERVES (continued)

The warrant liability is measured at fair value on a recurring basis and is classified as a Level 3 financial instrument within the fair value hierarchy. The fair value was determined using a Monte Carlo simulation model, incorporating key assumptions including expected volatility, risk-free interest rate, expected life of the warrants, share price at the measurement date, and the probability of triggering the acceleration feature.

c)	Stock options

The Company’s Stock Option Plan provides for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company. The exercise price of each option is determined by the Board of Directors but cannot be lower than the previous day’s closing market price of the Company’s shares on the date of grant. The options vest and become exercisable as determined by the Board of Directors at the time of the grant. Unless determined otherwise by the Board of Directors, the options expire within five years from the date of grant.

The following table shows the change in the Company’s stock options during the six months ended June 30, 2026 and the year ended December 31, 2025:

	Six months ended June 30, 2026		Year ended December 31, 2025
	Number of options (1) (’000s)	Weighted- average exercise price (1) (in C$)	Number of options (1) (’000s)	Weighted- average exercise price (1) (in C$)
Outstanding, start of the period	7,984	0.89	6,830	0.71
Granted	620	3.36	2,113	1.60
Exercised	(177)	0.59	(959)	1.00
Forfeited/cancelled	(383)	0.61	-	-
Outstanding, end of the period	8,044	1.10	7,984	0.89
Exercisable, end of the period	4,872	0.70	4,427	0.72

(1)	Option amounts and exercise prices have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

During the year ended December 31, 2025, a total of 958,889 stock options were exercised. Of these, 375,555 options were exercised for gross proceeds of $252, resulting in the issuance of 375,555 common shares. In addition, 583,334 options were exercised on a cashless basis, resulting in the issuance of 329,817 common shares with no cash proceeds received. Upon exercise, the related amounts previously recognized in contributed surplus were reclassified to share capital. During the three and six months ended June 30, 2026 and 2025 the Company recognized share-based compensation expense as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Share based compensation	$227	$78	$448	$205
Recognized in:
Operating expenses	76	7	128	18
General and administrative expenses	151	71	320	187
	$227	$78	$448	$205

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in thousands of US Dollars, unless otherwise indicated - Unaudited)

17.	SHARE CAPITAL AND RESERVES (continued)

The Company uses the Black-Scholes option valuation model to determine the grant-date fair value of stock options, assuming no expected dividends or forfeitures.

The fair value and assumptions for the options granted during the six months ended June 30, 2026 and the year ended December 31, 2025, were as follows:

Grant Date	Expected Life of Options	Share Price at Grant Date (in C$)	Exercise Price (1) (in C$)	Risk-free Interest Rate	Volatility	Black-Scholes Fair Value (1)
April 1, 2025	5 years	$0.62	$0.62	2.57%	0.76	$0.27
September 4, 2025	5 years	$1.80	$1.83	2.90%	0.72	$0.80
March 30, 2026	5 years	$3.69	$3.79	3.11%	0.76	$1.67
June 17, 2026	5 years	$3.18	$3.26	3.08%	0.73	$1.39

(1)	Exercise price and Black-Scholes fair value have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

The following table provides information on outstanding and exercisable stock options at June 30, 2026:

Grant Date	Exercise price (1) (in C$)	Number of Options outstanding (1) (’000s)	Weighted-average remaining contractual life (years)	Number of Options exercisable (1),(2) (’000s)
November 10, 2022	0.77	2,572	1.4	2,572
April 16, 2024	0.54	2,539	2.8	1,955
August 15, 2024	0.54	45	3.1	45
October 17, 2024	0.45	533	3.3	133
April 1, 2025	0.62	22	3.8	-
September 4, 2025	1.83	1,713	4.3	167
March 30, 2026	3.79	120	4.8	-
June 17, 2026	3.26	500	5.0	-
	1.10	8,044	3.0	4,872

(1)	Exercise price, number of options and Black-Scholes fair value have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

(2)	Vesting terms range between 1 to 4 years

d)	Share purchase warrants

On February 4, 2026, in connection with the conversion of the Special Warrants described in Note 17(b), the Company issued 3,333,333 Class A Warrants and 3,333,333 Class B Warrants. The Class A Warrants are exercisable at $3.04 per common share and the Class B Warrants at $3.71 per common share, each with a term of 36 months from the date of issuance. These warrants are classified as derivative financial liabilities and are measured at fair value through profit or loss.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in thousands of US Dollars, unless otherwise indicated - Unaudited)

17.	SHARE CAPITAL AND RESERVES (continued)

The following table shows the change in the Company’s share purchase warrants during the six months ended June 30, 2026 and the year ended December 31, 2025:

	Number of share purchase warrants (1) (’000s)	Weighted-average exercise price (1)	Weighted-average life remaining (years)
Outstanding, December 31, 2024 and 2025	4,000	C$0.63	2.34
Issued(2)	6,667	$3.38	2.60
Outstanding, June 30, 2026(3)	4,000	C$0.63	2.34
	6,667	$3.38	2.60

(1)	Number of warrants and weighted-average exercise price have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

(2)	On February 4, 2026, in connection with the conversion of the Special Warrants described in Note 17(b), the Company issued 3,333,333 Class A Warrants and 3,333,333 Class B Warrants. The Class A Warrants are exercisable at USD$3.04 per common share and the Class B Warrants at USD$3.71 per common share, each with a term of 36 months from the date of issuance. These warrants are classified as derivative financial liabilities and are measured at fair value through profit or loss.

(3)	Presentation of warrants outstanding is disaggregated based on the respective underlying currency

The following table provides information on outstanding and exercisable share purchase warrants at June 30, 2026:

Expiry Date	Exercise price ($ per warrant)		Number of warrants outstanding (’000s)	Weighted-average remaining contractual life (years)	Weighted-average fair value per warrants
November 1, 2028	C$	0.63	4,000	2.34	C$	0.39
February 4, 2029		$3.04	3,333	2.60		$0.55
February 4, 2029		$3.71	3,333	2.60		$0.45

(1)	Exercise price, number of warrants and weighted-average fair value per warrant have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

18.	SEGMENTED INFORMATION

The Company operates one reportable segment, mineral production and exploration in the United States. The Chief Operating Decision Maker (“CODM”), identified as the Company’s Chief Executive Officer, reviews operating results on a consolidated basis to make decisions about resource allocation and assess performance.

All of the Company’s revenue is generated from a single customer that is located in the United States. The Company’s non-current assets located in the United States total $41,516 (2025 – $39,673) and those located in Canada total $140 (2025 – $215).

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in thousands of US Dollars, unless otherwise indicated - Unaudited)

19.	SUPPLEMENTARY CASH FLOW INFORMATION

	Six months ended June 30,
	2026	2025
Non-cash working capital movements
Changes in accounts payable and accrued liabilities with respect to construction in progress	$(149)	$214
Change in accounts payable and accrued liabilities with respect to inventories	(206)	(405)
Change in accounts payable and accrued liabilities with respect to operating expenses	1,470	383
Change in reclamation and remediation asset	418	746